                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              La-Man Corporation.
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                               (Name of Issuer)

                    Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  50354K 3 00
                                  -----------
                                (CUSIP Number)

                                 Lou A. Papais
                            3133 North Ad Art Road
                          Stockton, California  95215
                                (209) 931-0860

                                with a copy to:

                           Marshall S. Harris, P.A.
                               Broad and Cassel
                      390 North Orange Avenue, Suite 1100
                            Orlando, Florida 32801
                                (407) 839-4200
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
--------------
                               February 18, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 50354K 300                                         Page 2 of 5 Pages



1  NAME OF REPORTING PERSONS
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

   Lou A. Papais SS# ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [_]

                                                                         (b) [_]

3  SEC USE ONLY


4  SOURCE OF FUNDS*

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   USA

                  7  SOLE VOTING POWER
  NUMBER OF
    SHARES           648,000
 BENEFICIALLY
   OWNED BY       8  SHARED VOTING POWER
     EACH
  REPORTING          -0-
    PERSON
     WITH         9  SOLE DISPOSITIVE POWER

                     648,000

                 10  SHARED DISPOSITIVE POWER

                     -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   648,000


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [_]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

   14.68%

14 TYPE OF REPORTING PERSON*

   IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 50354K 300                                         Page 3 of 5 Pages

     ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to shares of common stock of the Issuer, par value $.01. The principal executive offices of the Issuer are located at 5029 Edgewater Drive, Orlando, Florida 32810.

     ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  This Schedule 13D is being filed on behalf of Lou A. Papais.

          (b) Mr. Papais' business address is 3133 North Ad Art Road, Stockton, California 95215.

          (c) Mr. Papais' present principal occupation is as a consultant to Ad Art Displays, Inc., a wholly owned subsidiary of the Issuer, and as a member of the Board of Directors of the Issuer. The address where Mr. Papais conducts his principal occupation is 3133 North Ad Art Road, Stockton, California 95215.

          (d) Mr. Papais has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

          (e) Mr. Papais was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or other final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the past five years.

          (f)  Mr. Papais is a citizen of the United States of America.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Papais acquired his shares of the Issuer's common stock in a forward triangular merger on February 18, 1998 of Electronic Sign Corporation, a California corporation d/b/a Ad Art with and into Ad Art Displays, Inc., a Florida corporation f/k/a Displays Acquisitions, Inc. and a wholly owned subsidiary of the Issuer. As a result of that transaction, each of the 20 shares of Electronic Sign Corporation beneficially owned by Mr. Papais was converted into 32,400 shares of the Issuer.

                                 SCHEDULE 13D

CUSIP No. 50354K 300                                         Page 4 of 5 Pages

     ITEM 4.   PURPOSE OF TRANSACTION.

          Pursuant to an Agreement and Plan of Merger and Reorganization among the Issuer, Electronic Sign Corporation and Displays Acquisitions, Inc., a wholly owned Florida subsidiary of the Issuer, effective February 18, 1998 Electronic Sign Corporation was merged with and into Displays Acquisitions, Inc. and the name of Displays Acquisitions, Inc. was changed to Ad Art Displays, Inc. (the "Merger"). Each of the 25 outstanding shares of common stock of Electronic Sign Corporation was converted into 32,400 newly issued shares of the Issuer's common stock. In connection with the Merger, the size of the Board of Directors was increased from 10 to 12 members and Mr. Papais was appointed as a Director to serve until the next annual meeting of the Issuer's shareholders and until his successor is elected and qualified.

     ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER.

          (a) Mr. Papais beneficially owns 648,000 shares of common stock, representing approximately 14.70% of the issued and outstanding common stock of the Issuer.

          (b) Mr. Papais has sole voting power and sole dispositive power over all of the shares described in Item 5(a) above.

          (c) On February 17, 1998, Mr. Papais as a shareholder of Electronic Sign Corporation, along with one other shareholder of said corporation, received a total of 810,000 common shares of the Issuer in exchange for a total of 25 shares of Electronic Sign Corporation as a result of the forward triangular merger by and between Electronic Sign Corporation, Mr. Papais and certain other shareholders of Electronic Sign Corporation, the Issuer and Displays Acquisitions, Inc.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities of the Issuer.

          (e)  Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Incident to the Merger, Mr. Papais entered into a Consulting Agreement dated as of February 18, 1998 with the Issuer and Ad Art Displays, Inc., which provides for the performance of consulting services by Mr. Papais at a minimum of three days per work week in exchange for an annual consulting fee of $100,000, over a period of three years. The Consulting Agreement also provides that so long as it remains in effect, the Issuer will use its best efforts to cause Mr. Papais to be elected and to serve as a member of the Board of Directors of the Issuer.

                                 SCHEDULE 13D

CUSIP No. 50354K 300                                         Page 5 of 5 Pages

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 2.1 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION made and entered into as of February 17, 1998, by and among:
                         LA-MAN CORPORATION, a Nevada corporation; DISPLAYS ACQUISITIONS CORP., a Florida corporation and a wholly owned subsidiary of La-Man; ELECTRONIC SIGN CORPORATION, a California corporation d/b/a AD ART; and TERRY J. LONG, DANIEL G. O'LEARY, individually and in his capacity as Trustee of the DANIEL O'LEARY TRUST DATED APRIL 18, 1993, BETTY E. PAPAIS, individually and in her capacity as Trustee of the PAPAIS TRUST DATED JANUARY 29, 1991, and LOU A. PAPAIS

          Exhibit 2.2 CONSULTING AGREEMENT made and entered into as of February 18, 1998, between and among AD ART DISPLAYS, INC. and LOU A. PAPAIS.


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: February 17, 1998.                          /s/ Lou A. Papais
                                             -----------------------------------
                                             LOU A. PAPAIS